Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The table below sets forth the Ratios of Earnings to Fixed Charges for us for each of the periods indicated.

	For the nine months ended September 30,
		For the years ended December 31,
	2015	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges	(a)	20.09	7.53	(a)	(a)	179.99

(a)
During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $600.5 million during the nine months ended September 30, 2015, $36.1 million during the year ended December 31, 2012 and $17.1 million during the year ended December 31, 2011 to achieve a coverage ratio of 1:1.

For purposes of calculating the ratio of earnings to fixed charges:

•
“earnings” consist of income (loss) before income taxes plus fixed charges, amortization of capitalized interest less interest capitalized and (income) loss attributable to non-controlling interest in subsidiaries that have not incurred fixed charges; and

•	“fixed charges” consist of interest expense (gross of interest income), capitalized interest, amortization of deferred loan costs and the estimated interest component of rental expense.
We paid no preferred stock dividends during any period presented, and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.